February 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BioSolar, Inc. (the “Company”)

Registration Statement on Form S-1

Filed January 29, 2021

File No. 333-252593

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 am Eastern Daylight Time, on February 5, 2021 or as soon thereafter as is practicable.

Very truly yours,

BIOSOLAR, INC.

By:	/s/ David Lee
David Lee
Chief Executive Officer

BioSolar, Inc., 27936 Lost Canyon Road, Suite 202, Santa Clarita, CA 91387

Tel (661) 251-0001 ● Fax (661) 251-0003 ● www.BioSolar.com